October 29, 2014

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Deborah O’Neal-Johnson

RE: TIFF Investment Program, Inc. (the “Registrant”): File Nos. 811-08234 and 33-73408

Dear Ms. O’Neal-Johnson:

This letter is written in response to the comments that you provided on October 23, 2014 regarding the preliminary proxy statement for the Registrant (the “Proxy Statement”), which was filed on Schedule 14A with the Securities and Exchange Commission (“SEC”) on October 15, 2014. The comments of the SEC Staff and the Registrant’s responses are listed below:

1. Comment: On page 2, it states that the Registrant does not anticipate any broker non-votes. Please provide disclosure on how broker non-votes will be treated in the case that they are received.

Response: The Registrant has revised the paragraph at issue by deleting the second to last sentence and replacing it with the following:

“Because all of the Funds’ shares are held directly by its members and not through any brokers, dealers or other financial intermediaries, TIP does not expect to receive any ‘broker non-votes.’ Shares that represent ‘broker non-votes’ are shares held by brokers or nominees as to which (i) instructions have not been received from the beneficial owners or persons entitled to vote and (ii) the broker or nominee does not have discretionary voting power on a particular matter. If the Funds were to receive any broker non-votes, such shares would be counted as shares present and entitled to vote at the Meeting for purposes of determining whether the required quorum of shares exists. Abstentions and broker non-votes will not be treated as votes cast and, therefore, will not be counted for purposes of obtaining approval of Proposal 1 and will have the effect of a negative vote for purposes of obtaining approval of Proposal 2.”

Ms. Deborah O’Neal-Johnson

October 29, 2014

2. Comment: On page 4, in the Directors and Officers table, please add “During Past Five Years” to the last column titled “Other Directorships Held by Director or Nominee for Director” and confirm that Registrant has disclosed other directorships for the last five years.

Response: The Registrant has made revisions consistent with the Staff’s comment and the Registrant so confirms the disclosure of directorships for the last five years.

3. Comment: Please confirm that Item 22(b), specifically Item 22(b)(6) and Item 22(b)(7), is not applicable, or if applicable, please respond accordingly.

Response: The Registrant confirms that none of the directors has an interest of the type required to be disclosed pursuant to Item 22(b)(6) or Item 22(b)(7). Notwithstanding that, the Registrant has included the following paragraph on page 10 of the proxy statement:

“To the knowledge of the Funds, as of October 27, 2014, the independent directors and their immediate family members did not own beneficially or of record securities of, and did not have during the past five years any direct or indirect interest the value of which exceeds $120,000 in, any investment advisor or money manager of the Funds, the principal underwriter of the Funds, or a person (other than a registered investment company) directly or indirectly controlling, controlled by, or under common control with any investment advisor, money manager, or principal underwriter of the Funds.”

4. Comment: On page 11, under the heading “Board’s recommendation to approve the Plan and the Reorganization,” if true, please disclose whether the Delaware Statutory trust protects the Board better and provides less exposure to liability.

Response: The Registrant does not believe that it is able to state categorically whether the Delaware Statutory Trust Act and the charter documents of the Trust would protect the Board better and provide less exposure to liability than applicable Maryland law and the Registrant’s current charter documents.  The language of the two standards, as set forth in the proxy statement, differs and could be applied differently by different courts to different factual situations. The Registrant notes that the reasons for the proposed redomestication are not related to Board liability concerns. In addition, the proposed redomestication will not impact the D&O/E&O coverage maintained for the Board.

Ms. Deborah O’Neal-Johnson

October 29, 2014

5. Comment: On page 13, under the heading “Expenses of the Reorganization,” please confirm that the Registrant will not pay higher expenses after the reorganization, except to pay for the reorganization.

Response: The Registrant so confirms.

6.	Comment: In Appendix C, please consider providing a brief description after each comparison category to explain what these differences mean.

Response: The Registrant believes the current disclosure adequately highlights and explains various material differences between the Maryland and Delaware governing instruments and state law, however, the Registrant has added the following disclosure to the introductory paragraph of Appendix C:

“The Delaware statutory trust form of organization is intended to (i) permit TIP to simplify its operations by reducing administrative burdens and (ii) offer TIP greater flexibility in structuring member voting rights and member meetings subject, however, to any special voting requirements of the 1940 Act. In many instances, members will have the same or similar rights as shareholders of the Trust, as described below.”

* * *

The Registrant understands that it is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement; Staff comments or changes to disclosure in response to Staff comments in the Proxy Statement reviewed by the Staff does not foreclose the Commission from taking any action with respect to the Proxy Statement; and the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission under the Federal securities laws of the United States.

Please contact me at (617) 662-1504 if you have any questions regarding the Registrant’s responses.

Very truly yours,

/s/ Brian Link

Brian Link, Esq.